CERTAIN PORTIONS OF THIS RESPONSE HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  THE OMITTED INFORMATION HAS BEEN REPLACED THROUGHOUT THIS RESPONSE WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

February 27, 2009

Mr. Dennis Hult

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E., Mail Stop 3030

Washington, D.C.  20549-0306

RE:	International Rectifier Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed September 15, 2008
File No. 1-7935

Dear Mr. Hult:

This letter sets forth the response of International Rectifier Corporation (the “Company”) to the comment letter (the “Comment Letter”), dated February 12, 2009, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the year ended June 30, 2008 that was filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2008.

In order to facilitate your review, we have repeated the text of your comments in bold in the original numbered sequence and our responses to those comments are attached.

The Company has requested confidential treatment with respect to certain portions of this response pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  Such portions of this response have been omitted and filed separately with the Commission.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

We acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.

Sincerely yours,

/s/ Ilan Daskal
Ilan Daskal
Chief Financial Officer

cc:   Michael Schoenfeld, Ernst & Young LLP

Paul Sung, PricewaterhouseCoopers LLP

Philip Richter, Fried, Frank, Harris, Shriver & Jacobson LLP

Attachments:

1.               Responses to the Staff’s letter dated February 12, 2009

2.               Comment #10 Schedules A-G

2

RESPONSES TO COMMENTS

Form 10-K for the Fiscal Year Ended June 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Revenue and Gross Margin, page 37

1.                                       Comment: We note that in 2008 you focused on “reducing our channel inventories” and you recognize revenue upon shipment to your “channel partners”.  You attribute this initiative to reduced revenues in 2008.  Please tell us and in future filings explain what you mean by channel partners and why reducing your inventories had the effect of reducing revenues.

Response to Comment 1:

Our channel partners are distributors who purchase our products, then sell them to their customers.  In our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) discussion related to revenue and gross margin, we incorrectly used the phrase “reducing our channel inventories” and, instead, should have used the phrase “the reduction of our channel partners’ inventories.”  Since we recognize revenue upon shipment to our distributors, their decisions to reduce their inventory levels from period to period may reduce their demand for our products and unfavorably impact our revenue.

In future filings, we will explain what is meant by “channel partners,” as well as any effects changes in their inventory have on our revenues and gross margins.  Our filings will include the following statement: “Our channel partners are distributors who purchase our products, and then sell them to their customers.  Since we generally recognize revenue upon shipment to our distributors, their decisions to reduce their inventory levels from period to period may reduce their demand for our products and unfavorably impact our revenue.”

Asset Impairment, Restructuring and Other Charges, page 41

2.                                       Comment: Please expand your disclosures in future filings to more fully comply with the guidance set forth in SAB Topic 5-P.4.  Specifically, when you engage in restructuring activities, you should quantify the actual and expected effects of these activities on future earnings and cash flows and indicate the period or periods in which the effects (including anticipated cost savings) are expected to be recognized.  If cost savings are expected to be offset by anticipated increases in other expenses or by reduced revenues, this fact should be disclosed, as well.  In later periods, you should quantify the actual savings realized.  If anticipated savings are not achieved, or are achieved in later periods, MD&A should discuss that outcome, its reasons, and its likely effects on future operating results and liquidity.  Also, discuss how your segments were impacted by the plan.

Response to Comment 2:

In future filings, we will expand our disclosures related to restructuring activities in MD&A pursuant to the disclosure requirements set forth in SAB Topic 5-P.4.  For our ongoing restructuring activities we will discuss and quantify, where material and where we are able to reasonably forecast the anticipated impact, the following items:

•                  The forecasted effects of Management’s plan on financial position, future operating results and liquidity including the magnitude and timing of these effects.

•                  Estimated cost savings and whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenue.

•                  The income statement line items impacted.

•                  The periods in which cash outlays are anticipated and the source of the funding for these outlays.

•                  For periods after the initial disclosure, if anticipated savings under the exit plan are not achieved or are achieved in periods other than as originally expected, we will discuss the reasons and the forecasted effects on future operating results and liquidity of not achieving the plan.

•                  Revisions to exit plans, exit costs, or the timing of the plan’s execution and the nature and reasons for the revisions.

•                  To the extent practicable, the impact to reportable segments.  However, the financial impacts of some of our restructuring activities are not directly assignable to our business segments.  For example, our Newport, Wales facility is shared by most of our ongoing customer segments, and we cannot attribute the costs or benefits from this restructuring initiative to individual business segments.

Financial Statements and Supplementary Data, Page 58

Notes to Consolidated Financial Statements, page 65

1. Business, Basis of Presentation and Summary of Significant Accounting Policies, page 65

Fiscal Year, page 66

3.                                       Comment: We note that although your fiscal years ended June 29, 2008 and July 1, 2007, you present consolidated financial statements as of and for the periods ended June 30, 2008 and 2007 for ease of presentation

•                  Please confirm that your financial statements are in fact presented as of and for the 52 weeks ended June 29, 2008, the 52 weeks ended July 1, 2007 and 52 weeks ended July 2, 2006.  Otherwise, please clearly explain the adjustments you made in order to present the information as of June 30th of each year.

•                  Tell us why Management believes such presentation is appropriate.

•                  Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated June 30, 2008 and 2007 and income statements and cash flows for period ended June 30, 2008, 2007 and 2006, although the actual period ended on different days an covered different periods, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

Revise all future filings to include financial statements that correctly present the actual dates on which your fiscal periods ended.  Similarly, include audit reports that opine on financial statements as of and for the periods ended on the actual dates on which your fiscal years ended.

Response to Comment 3:

We confirm that our financial statements are in fact presented as of and for the 52 weeks ended June 29, 2008, the 52 weeks ended July 1, 2007, and the 52 weeks ended July 2, 2006.

As explained in Note 1 to the consolidated financial statements in the 2008 Form 10-K, our practice represents a presentation convention for convenience purposes only.

Our auditors for fiscal year 2008 and prior periods have advised that they referred to June 30, 2008, 2007 and 2006 in their integrated audit report as an accommodation to our historical reporting practice of referring to June 30 as the period end for each fiscal year presented.

In all future filings, we will refer to the actual fiscal period ends in the financial statements and request our auditors to refer to such actual dates in their reports.

Revenue Recognition and Allowances, page 66

4.                               Comment: We note that you recognize revenue from product sales “generally” upon shipment.  Please tell us and revise this note in future filings to include clear descriptions of your accounting policies which set forth the accounting you follow for each type of material transaction you undertake, including those transactions you may not encounter frequently.

Response to Comment 4:

Below is a proposed updated footnote disclosure which describes our revenue recognition policy for each type of material transaction, including those transactions that we do not encounter frequently.  At a minimum, we intend to use this revised disclosure in the footnotes to our financial statements in our future filings, and we may further enhance our disclosure as we complete our future periodic filings and review all of our disclosures.

In accordance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” the Company recognizes revenue when evidence of an arrangement exists, pricing is fixed or determinable, collection is reasonably assured, and delivery or performance of service has occurred.  The Company recognizes revenue upon shipment or upon delivery, depending on specific contractual terms and/or shipping terms with the customer.   If title transfer and risk of loss are addressed explicitly in a customer contract or by reference to the standard terms and conditions, those stated terms determine whether the recognition of revenue on product sales to that customer shall be upon either shipment or delivery.  If the contract is silent and lacks reference to the Company’s standard terms and conditions, and barring other contrary information, transfer of title and risk of loss will follow the historical shipping terms for that customer.  If revenue is to be recognized upon delivery, such delivery date is tracked through information provided by the third party shipping company used by the Company to deliver the product to the customer.

Generally, the Company recognizes revenue on sales to distributors, or channel partners using the “sell in” method (i.e. when product is sold to the distributor) rather than the “sell through” method (i.e. when the product is sold by the distributor to the end user).  Certain distributors and other customers have limited rights of return (including stock rotation rights) and/or are entitled to price protection, where a rebate credit may be provided to the customer if the Company lowers its price on products held in the distributor’s inventory.  Additionally, in certain limited cases, the Company may pre-approve a credit to a distributor to facilitate a particular sale by the distributor to an end customer.  The Company estimates and establishes allowances for expected future product returns and credits in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 48, “Revenue Recognition When Right of Return Exists.”  The Company records a reduction in revenue for estimated future product returns and future credits to be issued to the customer in the period in which revenues are recognized, and for future credits to be issued in relation to price protection at the time it makes changes to our distributor price book.  The estimate of future returns and credits is based on historical sales returns, analysis of credit memo data, and other factors known at the time of revenue recognition.  The Company monitors product returns and potential price adjustments on an ongoing basis.

Revenue on sales to distributors that act only as fulfillment houses (agents) is deferred until the inventory is sold through to the end customer.  The Company also maintains consignment inventory arrangements with certain of its customers.  Pursuant to these arrangements, the Company delivers products to a customer or a designated third party warehouse based upon the customer’s projected needs, but does not recognize revenue unless and until the customer reports that it has removed the product from the warehouse to incorporate into its end products, and all the other revenue recognition criteria under SAB 104 are met.

The Company recognizes royalty revenue in accordance with agreed upon terms when performance obligations are satisfied, the amount is fixed or determinable, and collectability is reasonably assured. The amount of royalties recognized is often calculated based on the licensees’ periodic reporting to the Company.   Any upfront payments are recognized as revenue only if there is no continuing performance obligation when the license commenced and collectability is reasonably assured. Otherwise, revenue is amortized over the life of the license or according to performance obligations outlined in the license agreement.

5.                               Comment: In this regard, we note that many of your distributors have right-of-return privileges under stock rotation programs, price protection programs.  Please describe the significant terms of your agreements with these customers, including payment, return, exchange, and other significant matters.  We note you provide a liability for anticipated sales returns.  Explain and support how you account for these transactions.  Refer to SAB 104 and SFAS 48 as necessary.

Response to Comment 5:

A large portion of the Company’s sales are made to distributors.  These distributors are given certain rights of return and price protection, as discussed in Note 1 to the consolidated financial statements, and described in more detail below.  The Company has historically recognized revenue on sales to distributors using the “sell in” method (i.e. when product is sold to the distributor) rather than the “sell through” method (i.e. when the product is sold by the distributor to the end user).  This method requires that the Company record reserves for future returns and credits, and that such reserves are estimable at the time of sale, in accordance with paragraph 6.f of SFAS 48.

Distributor Relationship

While distributors in total represented a large percentage of revenue (46% in the year ended June 29, 2008), no single distributor, represented more than 10% of the Company’s total revenue.  The largest six distributors represent more than 80% of all distributor revenue.  The vast majority of distributors, and all of the top six, are not new to the Company and do not represent new or emerging channels.

Significant Terms of Agreements Which Relate Only to Distributors

The following is a description of the significant terms of our customer agreements which relate only to agreements with distributors.

Stock Rotation Rights

Many of the Company’s distributor arrangements include stock rotation rights.  In general, the Company’s agreement with distributors is that the distributor may return to the Company, without incurring restocking charges, up to five percent (5%) of the Company’s net billings to the distributor from the immediately preceding quarter.  The distributor’s right to stock rotation is subject to the Company having received the returned products within thirty days from the date the Company first advised the distributor of the maximum dollar amount allowed for stock rotation (the “Return Deadline”).  Additionally, there are other qualifications such as: the product can not be more than two years old, all inventory adjustment requests must be accompanied by an offsetting order of equal or greater dollar value, the replacement order must be for products of the same category, and the product must be returned in its original packaging.  Additionally, some but not all distributors have the right to scrap an amount up to three percent (3%) of the Company’s net billings to the distributor from the immediately preceding quarter.  The distributor must scrap the relevant products in accordance with the Company’s written instructions within thirty days after the Company has advised the distributor of the maximum dollar amount allowed.  There is no limit on the age of the product to be scrapped under this option.  Distributors whose contracts contain the option to choose between the stock rotation and the scrap options are allowed to select either the stock rotation or scrap option in any quarter, but cannot choose a combination of the two.  (See discussion below on reserve for stock rotation rights.)

Price Protection

The Company provides price protection to its distributors, but does not guarantee the resale value of products sold to distributors.  When the Company updates its distributor price book, distributors have a 30 day period after the new price book is issued in which to take advantage of the price protection program.  The Company determines the rebate due to the distributor for price protection on a part by part basis, based on the reduction in price per unit multiplied by the number of units in inventory at the distributor.    (See discussion below on reserve for price protection.)

Ship & Debit

Ship & Debits (“S&D”) are rebates paid to distributors to assist them in selling products which are experiencing competitive pricing pressure.  S&D allowances are granted by the Company on a case-by-case basis and require advance authorization from the Company.  If the distributor finds an opportunity to sell products at a price lower than their prior average sales price, we may grant a price credit to the distributor to facilitate the proposed transaction by issuing a written S&D confirmation, which is specific to the products and the end customer to which those products are sold.   When the distributor then completes such a sale we issue a credit to the distributor.  (See discussion below on reserve for S&D credits.)

Significant Terms of Agreements which Apply to Distributors, and also apply to Direct Customers

Following is a description of the significant terms of agreements with our distributors which apply to our agreements with our direct customers.

Title Transfer

Title and risk of loss pass to the customer at delivery, which may be either origin or destination, depending on the agreement.  Revenue is recognized based on delivery (e.g. at point of shipment for title and risk of loss based on FOB origin, and at time of delivery to customer dock for title and risk of loss based on FOB destination).  The Company is not obligated to cover, and does not cover, theft or loss as a result of physical destruction of product held by the Company’s distributors, in accordance with paragraph 6.c of SFAS 48.

Payment terms

Payment terms are based on delivery to the Company’s customer, not sale to the ultimate end customer.  The Company does not provide financing to its customers or extend the original payment terms. The Company’s standard payment terms are based on shipping or invoice date.  In the case of distributor, as required by paragraph 6.b of SFAS 48, standard payment terms are not based on sell through to the distributor’s customer.  Certain distributors outside of the US have longer payment terms than others; however, these terms represent normal payment terms with that particular distributor in that particular location. The Company performs a regular review of accounts receivable due from the distributors to ensure that payment is within contracted payment terms, and to ensure that the distributor is not dependent upon the ultimate sale of the product before paying the Company.

Return Material Authorizations (“RMAs”)

RMAs are returns, excluding stock rotations and warranty returns, that we authorize for our customers, including distributors. These returns are granted to our customers generally in order to maintain customer satisfaction and correct order processing or shipment errors.  (See discussion below on reserve for RMAs.)

Warranty Returns

Per the terms of our contracts, warranty related returns are those returns that are due to quality issues.  Under our typical terms of sale, standard products are warranted by the Company for a period of one year to be free from defects in materials and workmanship and to conform to the specifications furnished or approved by the Company.  Liability under this warranty is limited to the repair or replacement, at the Company’s option of any defective product, or, at the seller’s option issuing a credit in the amount of the purchase price.  Warranty returns are in almost all cases handled through a replacement item being sent to the customer.  (See discussion below on reserve for warranty returns.)

Liabilities for Anticipated Sales Returns and Credits

Following is a description of how we account for our liabilities for the sales returns and credits related to the significant terms in our customer contracts.

Reserves for Stock Rotation

The Company’s stock rotation reserve is based on the historical returns for the two year cycles for which the Company has a complete return data set for the related original shipments. This reserve is estimated and recorded as a decrease to revenue in the period the sale occurs and revenue is recognized.  Additionally, at the time the sale occurs, the Company reserves for the technological obsolescence of inventory expected to be returned as a result of stock rotation privileges.

Price Protection Accrual

The Company accrues for price protection upon our decision to make a price book change, at which point we accrue the full amount of the price decrease owed to all distributors who have price protection agreements on all of their existing inventory.  The Company does not have a contractual obligation to change its distributor price book.  Price book changes during the three fiscal years from fiscal 2006 through fiscal 2008 were infrequent and price protection adjustments did not exceed one percent of distribution revenue in any of these three fiscal years. If price book changes become a regular business practice, the Company will estimate an appropriate reserve at the point of revenue recognition.

Reserves for Ship and Debit

The Company reserves for S&D at the point of revenue recognition on sales to distributors based on a rolling prior four quarter average of actual S&D credits as a percent of applicable distributor revenue.

Return Material Authorization (“RMA”) Reserve

The Company’s RMA reserve is based on the historical returns for the two year cycles for which the Company has a complete return data set for the related original shipments for both distributor and non-distributor customers, and is recorded in the period a sale occurs.  Additionally, at the time the sale occurs, the Company reserves for the technological obsolescence of inventory expected to be returned related to the RMA process.

Warranty returns

Warranty liabilities are handled through a reserve taken to cost of sales at the point in time revenue is recorded.  The following is from Note 1 to the consolidated financial statements included in the Company’s Form 10-K for fiscal 2008:

“The Company records warranty liabilities at the time of sale for the estimated costs that may be incurred under the terms of its warranty agreements. The specific warranty terms and conditions vary depending upon product sold and country in which the Company does business. In general, for standard products, the Company will replace defective parts not meeting the Company’s published specifications at no cost to the customers. Factors that affect the liability include historical and anticipated failure rates of products sold, and cost per claim to satisfy the warranty obligation. If actual results differ from the estimates, the Company revises its estimated warranty liability to reflect such changes.”

Look Back Analysis — Stock Rotation, Ship and Debit and RMA reserves

The Company’s stock rotation, ship and debit, and RMA reserves were originally set up as part of the Company’s restatement process in fiscal year 2008 relating to the financial statements of fiscal year 2007 and prior, thus setting a baseline.  In the second quarter of fiscal year 2009, the Company performed a look-back analysis to compare the historical accuracy of each of these reserves as compared to actual experience for the periods reserved, and concluded that each of the reserves was within a reasonable range of accuracy, in accordance with paragraph 6.f of SFAS 48.  The Company intends to perform a similar analysis on a quarterly basis and will use the best available data to calculate and update its reserve estimates.

Other Factors Considered

The Company has also considered the following factors, among others, in determining that its accounting for revenue from distributors and related reserve accounting are appropriate.

Company Management evaluates our channel partners’ inventory levels, but does not dictate the levels of inventory that any distributor must carry and no regular “special” inventory reductions are offered.

The Company has co-marketing agreements with distributors in which both parties share the cost.   These are of benefit to the Company separate from our distributors, since both parties are selling to customers who would purchase the products involved.  The Company accounts for such costs as incurred within its selling and administrative expenses in accordance with EITF

01-9, and these do not qualify as a significant obligation to the distributor for future performance by the Company, as specified in paragraph 6.e of SFAS 48.

The Company does not allow more than the maximum 5% stock rotation rights. As discussed above, distributors are allowed up to two years from the date of purchase to exercise their stock rotation rights, and there have been only de minimis instances of stock rotation claims being accepted outside of this two year window.  The Company did, under the direction of its new CEO, undertake a one time extraordinary return program towards the end of fiscal 2008.  This program was communicated to all distributors as a one time program and that the distributors should not expect such a program to be offered in the future.  The program was set up such that the distributors were given an opportunity, but were not required, to come to the Company with a proposal of additional inventory they would like to return outside of the normal stock rotation process and how much of a re-stocking fee they were willing to pay the Company for the opportunity to return the product.  The Company was under no obligation to accept the offer, and distributor offers were considered on a case by case basis.  Since the completion of this one time program, no distributor has requested a repeat of the offer, which supports the fact that this one-time program has not set a business practice or a precedent with the distributors.

Goodwill and Acquisition-Related Intangible Assets, page 73

6.                               Comment: We see you indicate you evaluate the carrying value of goodwill in the fourth quarter of each fiscal year.  In future filing please clearly indicate, if true, you comply with paragraph 17 of SFAS 142 which requires you to also test goodwill for impairment if events or changes in circumstances indicate the asset might be impaired.

Response to Comment 6:

In future filings we will disclose in the footnotes to the financial statements that we have complied with the provisions of paragraph 17 of SFAS No. 142.  The following language is proposed:

“The Company assesses the carrying amount of Goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that the Company assess the carrying value of Goodwill at least annually and more frequently if the Company believes indicators of impairment exist.”

7.                               Comment: In a related matter, we note recently your recorded book value has exceeded (and may currently exceed) your market capitalization.  Please tell us how this fact impacted your consideration of the guidance at SFAS 142 (including paragraph 23 thereof) related to the need to assess goodwill for impairment, the determination of the fair value of your reporting units and the impact of such fair value measurements on your impairment assessment conclusions.  In a related matter, please also tell us how the fact your book value exceeds your market capitalization was considered when assessing your long-lived assets for impairment.  Revise your disclosures in future filings as necessary based on our comment.

Response to Comment 7:

At June 27, 2008, our closing stock price was $19.76 per share, which indicated a market capitalization of $1,439 million, compared to a recorded book value of $1,450 million.  In that quarter, the Company wrote off the goodwill assigned to its Power Management Devices (“PMD”) and PowerStage (“PS”) segments as a result of softening of demand and pricing for its PMD products and declining performance of its PS segment.  In the same quarter, after consideration of the goodwill impairment charges recorded, the Company reconciled the sum of the fair value of its reporting units (including the corporate/entity-level assets and liabilities) to the Company’s market capitalization as of June 27, 2008.  The reconciliation showed that the sum of the fair values exceeded the recorded book value of the Company’s equity, and were reasonably representative of market values when applying a reasonable control premium to the market capitalization.

At September 26, 2008, our closing stock price was $19.70 per share, which indicated a market capitalization of $1,436 million, compared to a recorded book value of $1,418 million. At September 2008, our recent stock price generated a market capitalization which approximated our recorded book value.  As a result, and because there were no other impairment indicators we did not perform an interim goodwill impairment assessment.

At December 26, 2008, the last trading day of the fiscal quarter, our closing stock price was $13.19 per share, which indicated a market capitalization of $953 million, compared to a recorded book value of $1,171 million.  The Company carefully considered this excess, as well as the current deteriorating business climate and the Company’s own decision to reduce production capacity, and determined that it was necessary to perform the first step of the goodwill impairment test as these factors were considered indicators of potential goodwill impairment, as disclosed on page 19 of our Form 10-Q for the fiscal quarter ended December 28, 2008.

The fair value of each of the reporting units, which are our reported business segments, was determined using a discounted cash flow valuation model. The implied fair value of the goodwill for each segment was then compared to the carrying amount of goodwill for that segment.  After performing this first step test, the Company determined that the fair value of each reporting unit, which included goodwill, exceeded its carrying value, resulting in no goodwill impairment. To assess the reasonableness of our fair value determination, we reconciled the sum of the fair value of the reporting units (including the corporate/entity-level assets and liabilities) to our market capitalization as of December 28, 2008.  The reconciliation showed that the sum of the fair values exceeded the recorded book value of the Company’s equity, and were reasonably representative of market values when applying a reasonable control premium to the market capitalization.  In performing this reconciliation, Management considered the guidance under Paragraph 23 of SFAS 142:

“The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole. Substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity’s individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization. The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit”

Management also considered the following guidance from an SEC Speech by Robert Fox during the December 2008 AICPA National Conference:

“. . . the staff does not have “bright line” tests that we use in determining the reasonableness of a control premium. Instead, we believe that a registrant needs to carefully analyze the facts and circumstances of their particular situation when determining an appropriate control premium and that there is normally a range of reasonable judgments a registrant might reach. While it would be prudent to reconcile the combined fair value of your reporting units to your market capitalization, I believe that this should not be viewed as the only factor to consider in assessing goodwill for impairment . . .

 . . . If a registrant concludes that their current market capitalization does not reflect fair value then they should understand that the staff may ask them to support the propriety of their control premium or other reasons for such a conclusion. For example, I believe that this support should be based on factors such as an evaluation of control premium identifiable in comparable transactions or the cash flows associated with obtaining control of a reporting unit”.

In evaluating whether the control premium was reasonable, Management considered the guidance under Paragraph 23 of SFAS 142 and Robert Fox’s SEC Speech.  Management also considered both qualitative factors that were in support of the valuation and control premium and qualitative factors that could suggest the valuation was not supportable.

The following qualitative factors were considered in determining whether the implied valuation of our reporting units and the resultant control premium were high:

•      As disclosed on page 62 of our December 28, 2008 Form 10-Q, there is increased volatility in our business, which may affect customers’ ability to purchase products from us.  Therefore, there may be significant risk to achieving the Company’s forecasts, which could lead to a decrease in value.

•      The number of market participants that could acquire our Company or our reporting units could be somewhat limited given the amount of consideration required to acquire a company of our size.

•      The Vishay Intertechnology, Inc. (“Vishay”) unsolicited offer in August 2008 was at a premium that was lower than the control premium implied by Management’s fair value analysis.

The following qualitative factors were considered in support of Management’s implied valuation of reporting units and the resultant control premium:

•      We have considered the guidance under paragraph 23 of FAS 142, that notes that substantial value may be derived from synergies and other benefits that may flow to a potential acquirer of IR (the value of these synergies are not currently reflected in IR’s market cap).

•      In 2008, IR received an unsolicited takeover bid from Vishay.  The offer price was $23 per share, which was 30% greater than the average stock price (during the 30-day period prior to the offer).  The Company’s Board of Directors declined the offer, among other reasons, as it believed the value of the Company was more than was offered.  This actual offer from Vishay in 2008 indicates a significant control premium should be taken into consideration in valuing IR.

•      We looked at 10 transactions during calendar 2008 in the semiconductor industry with business descriptions which are similar to our business.  Premiums for this group ranged from 8% to 195%, and the average premium was 61%, which is greater than the control premium implied by Management’s fair value analysis.

•      As disclosed on page 54 of our December 28, 2008 Form 10-Q, the Company has sufficient cash to fund operations with approximately $700 million of cash and investments as of December 2008, and no debt.  Therefore, the Company is not forced into finding an investment partner to fund future operations.

•      As described on page 42 of our December 28, 2008 Form 10-Q, Management has plans for cost-saving initiatives and revenue growth opportunities which may not be reflected in the Company’s market capitalization.

•      Furthermore, Management believes its recent historical company-specific issues may have had a negative impact on its stock price.  Specifically, the Company’s recent historical earnings include significant one-time consulting and legal costs related to disputes with Vishay and the restatement of the Company’s financial statements for a number of years.

Management weighed the evidence above and concluded that the control premium implied by Management’s fair value analysis was reasonable in the current situation.  Based on this conclusion, we believe that our assessment of the fair value of our reporting units is reasonable, and the Company has determined that there is no goodwill impairment.

With regard to long-lived assets, we did, in fact, record a significant impairment of long-lived assets during the second quarter of fiscal 2009.  This impairment was primarily a result of action taken, or to be taken, by Management to downsize a major factory based on the prospect of gaining operational efficiencies by reducing fixed costs, rather than due to the drop in market capitalization.  Other smaller asset impairments were also recorded due to the falling market conditions leading to the idling of certain equipment.  We considered our other long-lived assets for impairment under indicators listed in FAS 144, and determined that no other impairment indicators existed and as such an impairment assessment under FAS 144 was not necessary.  Additionally, we included the value of the long-lived assets (after the impairments taken in the quarter) in our reconciliation of fair value to market capitalization referred to earlier.

In future filings, when applicable, we will expand our disclosures related to the assessment of goodwill and long-lived assets for impairment to include Management’s consideration of the factors contributing to the decline in market capitalization below our book value.

Item 11.  Executive Compensation, page 129

8.             Comment:  In your future filings as applicable, please ensure that you have provided the disclosures required by Item 402 of Regulation S-K with respect to all individuals who served or acted as your principal financial officer during the last completed fiscal year.  We note, for example, that it appears from your disclosure on page 135 that Michael McGee served as your chief financial officer during your fiscal-year-ended June 30, 2008 but the discussion and tables that follow do not appear to mention Mr. McGee or the compensation earned by him.

Response to Comment 8:

In our future filings we will make sure that we provide the disclosures required by Item 402 of Regulation S-K.  In response to your comment, we would like to clarify that Michael McGee’s employment as our chief financial officer ended on July 1, 2007.   Since the fiscal year ended June 29, 2008 commenced on July 2, 2007, and Mr. McGee was not an employee during that fiscal year, we believe no disclosure for Michael McGee is required under Item 402 of Regulation S-K in our Form 10-K for the fiscal year ended June 29, 2008.

Item 13.  Certain Relationships and Related Transactions, page 164

9.             Comment; Please tell us why you did not disclose here the information required by Item 404 of Regulation S-K with respect to the transactions with Nihon Inter Electronics Corporation and Ms. Pahl.  Refer to disclosure on pages 117 and 159.

Response to Comment 9:

We believe that the transaction with Ms. Pahl falls under Instruction 5a. to Item 404 of Regulation S-K, which provides that disclosure of an employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction need not be provided pursuant to Item 404 of Regulation S-K if the compensation arising from the relationship or transaction is reported pursuant to Item 402 of Regulation S-K.  The consulting agreement between the Company and Pahl Consulting, Inc. (of which Ms. Pahl is the principal) (the “Consulting Agreement”) was entered into in connection with and on the same date as Ms. Pahl’s resignation from the Company on April 16, 2008.  As we disclosed on page 159 of our Form 10-K, pursuant to the Consulting Agreement, Ms. Pahl agreed to provide consulting services to the Company relating to the financial reconstruction and restatement activities of the Company for a fee of $3,000 per day and a term of up to six months.  We included disclosure under the “all other compensation” column of the summary compensation table of the $205,500 paid to Ms. Pahl under the Consulting Agreement and in connection with her termination, pursuant to Item 402 (c)(2)(ix)(D)(1) of Regulation S-K.  We also included disclosure in the “Actual Severance Benefits” chart of an estimate of potential payments in the amount of $140,000 to be made to Ms. Pahl pursuant to the Consulting Agreement through fiscal year 2009.  We believe that our disclosure with respect to the Consulting Agreement exceeded the information required by Item 404 of Regulation S-K.

With respect to Nihon Inter Electronics Corporation, we respectfully submit that we did not include Item 404 disclosure with respect to Nihon, since Nihon is not a related party of the Company within the meaning of Item 404 of Regulation S-K.  We included disclosure in Footnote 14, “Related Party Transactions” because the Company treated Nihon as a related party within the meaning of SFAS No. 57.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Financial Statements, page 4

Notes to Unaudited Condensed Consolidated Financial Statements, page 8

1. Business, Basis of Presentation and Summary of Significant Accounting Policies, page 8

Out-of-Period Adjustments, page 9

10.           Comment: We see you indicate that “Included in the results for the second quarter of fiscal year 2009 are a number of corrections of prior period errors, some of which increased and some of which decreased net income (loss).  Based on the Company’s current financial condition and results of operations, Management has determined that these corrections are immaterial to the financial statements in each applicable prior period and the current periods to date, both individually and in the aggregate.”  Please provide us with a detailed summary of the nature of the referenced errors that quantifies the period(s) they originated as well as the period(s) that they were corrected.  Please also quantify the impact of such errors on your financial statements for the periods and dates the errors originated as well as the periods and dates that reflect the error corrections.

Response to Comment 10:

During the preparation of the Company’s consolidated financial statements for the second fiscal quarter of 2009, the Company made certain adjustments during the quarter to correct errors made in prior periods.  There were six such out of period adjustments identified during the quarter, plus two others that were identified and recorded in the first quarter of fiscal 2009 which were included in the Company’s materiality assessment for the six prior period errors.  There were no adjustments carried forward from prior years included in the second quarter assessment process.

The out of period adjustments referred to in the Company’s footnote relate to the following issues:

1)     Stock option expense for option grants committed to certain employees during the course of the restatement process in fiscal 2008.  The option grants were initially accounted for assuming the awards contained a performance and a service vesting component which required accelerated vesting.  The Company subsequently determined there was no performance component and the options should be accounted for and compensation expense attributed under the Company’s stated policy of straight-line vesting.

2)     Accruals for purchases of goods which were accrued and expensed when received, but which were also expensed upon the receipt of the invoice due to a failure to match the invoice, receipt report and purchase order.

3)     [***].

4)     Reserves for excess and obsolete inventory incorrectly calculated due to several errors in the model used to calculate the reserve.  The errors in the calculation related to incorrect costs input into the model and the under-reporting of some inventory units that should have been included in the reserve.

5)     Prior period elimination entries recorded in the consolidation process which had been previously recorded in the underlying general ledger but were not reversed in the consolidation entries.  The largest of these adjustments related to the write-off of the book value of equipment.

6)     Tax provision items related to:

a)    tax on deemed dividends from the Company’s Mexican subsidiary,

b)    the valuation allowance on deferred tax assets related to the PCS business divestiture,

c)    deferred tax assets related to stock-based compensation, and

d)    imputed intercompany interest income for the Shanghai legal entity.

These adjustments are discussed in more detail later in this response.

The following errors were detected and adjusted in the first quarter of fiscal 2009 and carried forward for the purpose of assessing the materiality of the out of period adjustments during the second quarter of fiscal 2009 include:

7)     An error resulting in the understatement of the stock rotation reserve in our Japan subsidiary in fiscal 2008 for which the correction was recorded during the first quarter of fiscal 2009, and

8)     Two capital gain/loss tax provision errors from fiscal 2007 and fiscal 2008 which approximately offset each other when recorded in the first quarter of fiscal 2009.

The above issues were each evaluated individually, both quantitatively and qualitatively, either in the first quarter or second quarter of fiscal 2009.  Please see the attached Schedules B-G for the quantification and analysis of the materiality of the individual adjustments recorded during the second quarter of fiscal 2009.  Additionally, the impact on previously reported consolidated quarterly and annual financial statements for all of the adjustments in the aggregate, as well as the catch-up impact on the second quarter of fiscal 2009 of correcting all the errors is set forth on the attached Schedule A.

In connection with the indicated misstatement of amounts shown on Schedule A, the Company considered the materiality of their impact on its previously reported consolidated financial statements by reviewing SEC Staff Accounting Bulletin No. 99 — Materiality (SAB 99) and SEC Staff Accounting Bulletin No. 108 — Financial Statements (SAB 108).   Management, based upon the relevant guidance provided by SABs 99 & 108 and the analysis performed below, believes that the aggregate adjustment shown on Schedule A is not quantitatively or qualitatively material, and in light of the surrounding circumstances, the magnitude of the affected line items in the Company’s previously reported consolidated financial statements for the periods affected are such that it is not probable that the judgment of a reasonable person relying upon such consolidated financial statements would have been changed or influenced by the correction of the affected line items.

Authoritative Guidance Regarding Assessment of Materiality (SABs 99 & 108)

Specifically, the Company noted in SAB 99 that materiality “…concerns the significance of an item to users of a registrant’s financial statements. A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is —

a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”

The Company also noted that “…the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts …could have a material effect on the financial statements.

Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are —

•      whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•      whether the misstatement masks a change in earnings or other trends

•      whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•      whether the misstatement changes a loss into income or vice versa

•      whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•      whether the misstatement affects the registrant’s compliance with regulatory requirements

•      whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•      whether the misstatement has the effect of increasing Management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•      whether the misstatement involves concealment of an unlawful transaction.”

SAB 99 also provided the following guidance when Management expects “… that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material” and also states that … “materiality of a misstatement may turn on where it appears in the financial statements. …in assessing materiality of a misstatement to the financial statements taken as a whole, registrants … should consider not only the size of the misstatement but also the significance of the …information to the financial statements taken as a whole.”

Aggregate Assessment of the Materiality of the Out of Period Adjustments

In January 2009, the Company assessed the materiality of the adjustments on its previously reported consolidated financial statements for prior fiscal periods and the second quarter of fiscal 2009 in accordance with the guidance provided by SABs 99 & 108 and has reached the following conclusions with respect to each period affected:

•      The aggregated adjustments as shown on Schedule A as a percentage of the adjusted balances are not material to any of the fiscal periods.

•      The amounts are de minimus in fiscal 2006 and prior fiscal periods.

•      In fiscal 2007, the aggregated net amount of the adjustments, which include charges to both pretax income and income tax expense, totals $4.0 million.  This is approximately 5% of net income, so additional consideration was given to qualitative factors.  One major qualitative factor - unique to this context - is that the period involved was delayed in presentation and restated.  As such, the relevance of the reported information would not be affected, and the primary concern that we evaluated was any inaccuracy of trend data from fiscal 2007 into future years.

•      The amounts in fiscal 2008 are relatively insignificant pretax and tax items netting to less than $1 million, compared to a $62 million net loss in the period.

•      The amounts in the first quarter of fiscal 2009 are de minimus in the aggregate.  As the individual adjustments were evaluated qualitatively, no further qualitative review is required for this period as the amounts in aggregate are de minimus.

•      In the second quarter of fiscal 2009, the pretax loss is decreased by approximately 5%, however as a result of the tax adjustments; net loss is increased by approximately 2%.  These amounts are evaluated qualitatively below.

•      The adjustments as a percentage of Total assets, Cash, Current liabilities, Total liabilities, and Stockholders’ equity are in every case not material in prior fiscal periods.  For the most part, in prior fiscal periods, accrued taxes payable is understated, and the accrued accounts payable is overstated, both in current liabilities in an offsetting manner.

•      The total amount of the adjustments can be accurately measured in most cases. Adjustment #2 (the over accrual adjustment) and adjustment #3 [***], as described in the following discussion of the individual adjustments, can be reasonably estimated within a relatively narrow range.

•      The amounts involved do not mask a change in earnings or other trends in past periods, primarily because there were not any consistent trends during the period.  Rather, there is a significant swing from a substantial profit in fiscal 2007 to a similarly substantial loss in fiscal 2008.  In the second quarter of fiscal 2009, there is an even more substantial loss; as such the catch-up adjustment in the quarter does not affect any trends.

•      The amount does not hide a failure to meet analyst estimates in any prior period.  The fiscal 2007 financial statements were not timely filed as the result of a restatement, so there were no estimates in place.  In the second quarter of fiscal 2009, the loss was far in excess of analyst expectations.  As such the catch-up adjustment, which is small in relation to the unexpected loss, does not affect the comparison.

•      The amounts do not change a loss to income or vice versa in any period.

•      The adjustments do not materially affect a particular key segment’s past operations, as the pretax amounts in question are spread in small amounts across all segments and areas of the business, and the tax adjustment, which is the largest single item, is not included in the measure of reportable segment profitability.  The most significant impact of the aggregate adjustment is to SG&A where the impact of $2.5 million was 3.9% of SG&A.  Of this, a $1.8 million impact to SG&A was disclosed on page 23 of the Company’s Form 10-Q for the quarter ended December 28, 2008.

•      We do not operate in a highly regulated industry and the adjustments did not impact any regulatory compliance requirement.

•      The adjustments did not impact any loan covenant or contractual requirement.

•      The adjustments did not affect the amount of compensation for any executive.

•      The individual misstatements were not to conceal an unlawful transaction.

•      Based on the above, the aggregate adjustment is not material in fiscal 2007, fiscal 2008 or for the second quarter of fiscal 2009.

•      Management has determined that it does not appear that a reasonable person would consider the aggregate of these items important, or that this would have altered his or her investment judgment with full knowledge.

Individual Out of Period Adjustments

The Company assessed the materiality of each of the errors discussed below based on the guidance provided in SABs 99 and 108.  Based on this assessment, the Company concluded that on an individual basis none of the errors discussed above was material to the Company’s consolidated financial statements for either the periods in which the errors occurred or for the period in which the errors were corrected.  Please see Schedule B-G for the impact of each of these errors on the financial statements.

#1 — Stock Options Expense (See Schedule B)

During the second quarter of fiscal 2009 the Company determined that stock option expense related to certain option awards, committed to be granted during the period the Company was not current in its SEC reporting obligations, were expensed over the incorrect period.

From October to December 2007, the Company made commitments to grant equity awards to many employees, including certain executives.  These commitments contained the condition that the Company had to become current in its financial statement reporting requirements with the SEC prior to grant.

In February of 2008, the Company further approved an employment agreement providing for the issuance of stock awards to the newly hired Chief Executive Officer, with vesting to begin on March 1, 2008, his first day of employment (“commencement date”), provided that the awards would only be granted once the Company became current in its financial statement reporting requirements with the SEC.

Management had previously concluded that the service inception date began before the grant date.  In the second quarter of fiscal 2009, Management reviewed its previous accounting treatment conclusions for stock awards that were authorized during fiscal 2008, and determined that the grant condition to become SEC current was not a “performance condition” as intended under FAS 123R, but rather a delay in grant date of the options during the Company’s lengthy “blackout” period, when it was perceived that options could not be fairly priced due to the absence of publicly available current financial information.  As such, Management now believes that the service inception date did not begin until the grant date as defined under FAS 123R paragraph A77 and modified the expense accordingly.

#2-Over Accrual for the Receipt of Goods (See Schedule C)

The un-invoiced receipt report (URR) is a detailed listing of items received by the Company’s warehouses which have not yet been matched to their respective vendor invoices, thus creating an accrual.   In the second quarter of fiscal 2009, the Company reviewed all URR’s and noted extended agings for its North America and Europe regions.  The Company found numerous items which had been received in fiscal 2007 which were still included in the accrual but had never been matched to an invoice and a purchase order as of the second quarter of fiscal 2009.  As a result of this review, the Company determined the URR accrual was overstated by $6.3 million in North America and $650,000 in Europe, of which $4.0 million related to Cost of Sales, $0.9 million related to SG&A expense, and the remainder related to fixed assets.

#3 — [***] (See Schedule D)

[***]

#4 — Excess and Obsolete Inventory Reserve Calculation Error (See Schedule E)

In reviewing the E&O reserve for the second quarter of fiscal 2009, we noted a significant increase in the reserve from the first quarter of fiscal 2009.  In the fourth quarter of fiscal 2008, we replaced an Excel version of our E&O model with a new tool that utilized an access database.  Based on our analysis of our second quarter fiscal 2009 E&O reserve calculation, we uncovered several errors related to incorrect part costs input into the model and the under-reporting of some inventory units that should have been included in the reserve.  After correcting for these errors we reviewed all periods for which the model had been used to calculate the E&O reserve beginning with the third quarter of fiscal 2008.  The amount of the errors corrected in the second quarter of fiscal 2009 was $1.8 million.  The amounts related to these errors are shown on Schedule E.

#5 — Correction of Prior Period Elimination Entries in the Consolidation of Subsidiaries (See Schedule F)

Over ten years ago, a consolidation group (IR Adjustments, or “IR ADJ”) was created in the Company’s consolidation tool to facilitate the consolidation process.  This group existed to:

1)              hold certain “corporate” investments;

2)              post entries to eliminate the parent’s investments in subsidiaries against the capital stock and paid-in capital on the books of the subsidiaries; and

3)              Temporarily house certain entries that were developed in the consolidation process and were to be pushed down to the respective subsidiary general ledgers.

During the second quarter of fiscal 2009, the Company reviewed the entries carried in the  IR ADJ consolidation entity and recorded these entries and balances on the proper subsidiary general ledgers.  As a result of this review the Company noted an entry to write off fixed assets at a subsidiary for $2.1 million which had been recorded in the subsidiary ledger but which was still carried in the IR ADJ ledger.  A number of other miscellaneous immaterial entries which had been recorded in the general ledger but were still carried in the IR ADJ entity were also identified.  The net amount of all of these entries resulted in a credit adjustment of $1.1 million.  The Company recorded this credit adjustment in the second quarter of fiscal 2009 in cost of goods sold.

#6 — Four Income Tax Provision Errors (See Schedule G)

a)              Tax on deemed dividend income from the Company’s Mexico subsidiary

b)              Valuation allowance on deferred tax assets related to the divestiture of the PCS business

c)              Deferred tax assets related to stock-based compensation

d)              Imputed intercompany interest income tax relate tax related to Shanghai legal entity

a)  US Inclusion of Mexico Income

During the preparation of the Company’s amended US federal consolidated income tax returns (“Tax Returns”) during the second fiscal quarter of 2009, it was determined that certain intercompany payables to Mexico had been improperly classified as other liabilities for fiscal years 2002 through 2009.  As such, the Company should have reported additional income tax in its tax provision under US Internal Revenue Code Section 956(1) and the US Treasury Regulations there under.  These amounts have been included in the Company’s amended tax returns for fiscal years 2001 — 2007 and its originally filed fiscal year 2008 tax return all of which were filed on January 16, 2009 (i.e., the Company’s third quarter of fiscal year 2009).   The cumulative amount of the adjustment was $2.7 million.

b) Valuation allowance on deferred tax assets related to the divestiture of the PCS Business

During the preparation of the Company’s financial statements for the second quarter of fiscal year 2009, Management determined that the valuation allowance recorded on its books in discontinued operations was insufficient.  The Company had recorded a valuation allowance against certain deferred tax assets (DTAs) which were recorded primarily from the divestiture of the PCS business during the second quarter of fiscal 2007.  For US income tax purposes, the

(1) All references are made to the Internal Revenue Code of 1986 (the “Code”), as amended, unless otherwise provided herein.

reserves and losses giving rise to the DTAs were capital in nature.  Therefore, the Company could only recognize these assets to the extent there were sufficient capital gains (realized currently or in prior years to which a carryback could apply), unrealized capital gains for which the Company recorded deferred tax liabilities (DTLs) and/or tax planning strategies resulting in capital gain.  A portion of the DTA that was treated as realizable was related to an offsetting DTL which, in fact, was not an unrealized capital gain, but instead an unrealized ordinary gain, and therefore was not offsetting.  Therefore, there should have been an incrementally larger valuation allowance recorded in discontinued operations.

The Company had recorded a DTL related to unrealized gains in its FAS 115 marketable securities pool, and used such DTL as a justification to realize certain PCS transaction-related DTAs.  However, a portion of the pool related to Japanese yen hedging contracts.  This pool was incorrectly recorded on the US books (as it had been previously assigned to the Company’s subsidiary in Japan).   Moreover, these hedging contracts for US income tax purposes would generate ordinary income and not capital gain if realized.  Therefore, the DTL associated with ordinary income unrealized appreciation is not available to offset these DTAs, to the extent of the unrealized gain related to the hedging contracts.  The amount of the adjustment was $2.7 million.

c)   Deferred Tax Assets Related to Stock-Based Compensation Deductions

During the second quarter of fiscal year 2009, the Company further reviewed its exclusion of deductions related to stock optionees who were non US employees.  To the extent the employee was not in a jurisdiction where a stock option or its exercise was deductible for local corporate income tax purposes, the calculation of the realizable DTA would be reduced accordingly.  Upon further review of data available to Management, the Company determined that in certain fiscal years certain non US employee optionees were in jurisdictions which would not allow a corporate tax deduction for either the granting of the option or its exercise.  Therefore, the DTA related to the FAS 123R deduction was reduced by debiting continuing operations for $600 thousand.

d) Imputed Intercompany Interest Income Tax Related to Shanghai, China subsidiary.

During the second quarter of fiscal year 2009, the Company further reviewed its outstanding receivable due from its Shanghai, China subsidiary.  The Company determined that interest income should be imputed to the parent company in the US on its US income tax returns based on the outstanding intercompany receivable with the Shanghai subsidiary, and had erroneously not been so included.  The income was subsequently included on the Company’s amended and originally filed US tax returns.  As such, the imputed interest income should be recorded as a permanent item on the Company’s tax provision for certain fiscal years. This adjustment covered the period from fiscal 2005 through fiscal 2006.  The cumulative adjustment was $300 thousand.

4. Investments, page 13

11.                                 Comment: We see that during the six months ended December 31, 2008 you recognized $25.5 million in other-than-temporary impairments.  We also see disclosures on page 68 of your

September 30, 2008 Form 10-Q that “During the fiscal years 2008 and 2009, we have seen a sharp decline in the value of our collateral-backed mortgage obligations and certain other securities.  If the negative market conditions continue we may not be able to hold these investments to maturity or may have to dispose of the investments while they are at a loss position, which could have a materially adverse impact on our results of operations, financial position and cash flows.”  Please tell us the following:

•                  The basis for the assumptions used to determine your estimate of the fair values of your debt investments and how you determined the amount of any recorded other-than-temporary impairment.

•                  Please clarify whether you have the intent and ability to hold your debt investment securities until maturity.  Refer to SFAS 115, SFP FAS 115-1 and FAS 124-1, SAB Topic 5M, or other authoritative accounting literature which supports your analysis.

Finally, please revise future filings to disclose the key terms of your investment securities, the valuation techniques used (including key assumptions related thereto) to determine their fair value, the causes and durations of any unrealized losses and impairments as well as the reason Management believes any unrealized losses at each balance sheet date are not other-than-temporary impairments.

Response to Comment 11:

Assumptions used to estimate fair value and the determination of the other-than-temporary impairment

We estimated the fair value of our investments in corporate debt and U.S. government and agency obligations with observable prices and/or inputs for identical or comparable securities.  We utilize a third party pricing service to source these prices.  Prices and/or inputs provided by the third party pricing service are compared to pricing information obtained from other sources.   For those debt securities where directly observable prices are not available, such as asset-backed securities and certain mortgaged-backed securities, we rely on Management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.  These estimates were developed with the assistance of a third party pricing service and were developed using the following assumptions and inputs which were reviewed and agreed to by Management:

The valuation model utilizes the flowing inputs:

•                  Dealer quotes and market trade information

•                  Prepayment speed and projected prepayment speed

•                  Treasury yield curve and swap curve

•                  Cash settlement of trades

For structured products (such as asset-backed securities and certain mortgaged-backed securities) a tranche is evaluated based on the following assumptions and factors:

•                  Cash flow projections

•                  Benchmark yield

•                  Collateral performance

•                  Tranche specific yield

Tranche specific cash flow was projected utilizing the following inputs:

•                  Pool and loan level collateral information

•                  Prepayment assumptions, including

•                  Security Industry and Financial Market Association prepayment projection tables

•                  The proprietary prepayment speed model

•                  A speed that is suitable based on the behavior of the security.

•                  Upon initial payments, the prepayment speed model is re-evaluated and adjusted as necessary.

The tranche specific yield and its prices are determined as follows:

•                  Deal cash flow, as described in the tranche documentation for interest and principal payments over an average life

•                  Selection of an appropriate benchmark yield for floating or fixed rate securities, swap curve for floating rate securities and Treasury curve for fixed rate securities based on the average life.

•                  A spread on the benchmark yield is determined based on the average life, credit rating, tranche type, collateral and its performance, and prevailing market condition.  For floating rate securities, life cap on interest rate is also taken into consideration.

•                  The discount rate, the appropriate spread plus the benchmark yield, is then applied to the projected cash flow to determine the estimated fair value.

For those investments that were deemed to have suffered an other-than-temporary impairment we determined the amount recorded as an other-than-temporary impairment by comparing the estimated fair value to the cost base on the investment (original cost adjusted for any prior other-than-temporary impairment adjustments).

Company’s intent and ability to hold debt investments until maturity

Our intent with regard to the investment securities referred to in the Risk Factor noted in the comment above was not to hold these investments to maturity, unless the maturity was less than 12 months in the future at the date of analysis, but to hold these investments until recovery in fair value.  This was Management’s intent until December, 2008 as discussed below.  The Risk Factor noted in the comment was a general risk factor and its intent was to convey to the reader that there was a risk the Company may not able to exit these investments at the amounts reflected on the balance sheet as of September 28, 2008.

As noted in SAB Topic 5M, “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities,” one of the factors to consider when evaluating whether a decline in market value is other than temporary is “the intent and the ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.”

At September 28, 2008 we held approximately $225 million (at amortized cost) of Asset Backed Securities (ABS), Mortgage Back Securities (MBS) and Corporate Bonds.  We recorded an other-than-temporary impairment on a significant portion of these investments during the quarter ended September 28, 2008.  For the portion of these investments which were not impaired our intent was to hold these debt investment securities with unrealized losses until a recovery of fair value.  Our ability to hold these investments until a recovery in fair value was demonstrated by, 1) the cash and cash equivalents and short-term investment balances, combined, of $405.7 million as of September 28, 2008, 2) our operating cash flow for the quarter ended September 28, 2008 was a use of cash of $19.9 million and for the six-months  ended December 28, 2008 was a use of cash of $10.5 million, and 3) Management was not aware of any “changes in circumstances, or other events that are isolated, nonrecurring, and unusual … that could not have been reasonably anticipated”(2) that may have caused us to sell these securities.  In addition to these factors we also assessed the ability of the issuers of these securities to service or meet their obligations. Our analysis included both a quantitative and qualitative analysis, at the security level, for these debt investment securities.

The quantitative analysis for Corporate Bonds considered the current credit rating and rating date, maturity and price volatility.  For ABS and MBS securities the quantitative analysis considered the most recent delinquency rate, foreclosure or real estate-owned rate, current credit rating and the rating date, correlation of price change and benchmark yield change, net credit support, coverage ratio and effective maturity.

Qualitative analysis for Corporate Bonds considered the recent news regarding the issuer, the issuer’s Management, industry and other factors that may impact the issuer’s ability to meet its debt obligations.  For ABS and MBS securities the qualitative analysis considered past impairments, changes in prepayment speed and the magnitude of the unrealized loss.

Based on our cash and short-term investment position, our operating cash flow, the absence of debt on our balance sheet, the absence of factors which may have forced the liquidation of these investments and the assessment of the issuer’s ability to meet its obligations, Management believed it had the ability to hold these securities until a recovery in fair value.

Subsequent to filing the September 28, 2008 Form 10-Q, our Board of Directors (the “Board”), on December 3, 2008, approved the liquidation of approximately $156 million of these securities.  The deterioration in the housing market and other economic indicators led to Management’s and the Board’s desire to exit these positions.  With regard to the balance of these investments, a formal decision to liquidate has not been made; however, Management intends to exit these types of investments and does not intend to continue to hold these investments until a recovery in fair value. An other-than-temporary impairment charge was recorded against these securities, if they had not been disposed of, during the second fiscal quarter.

(2) Paragraph 8, SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.  We note that this guidance relates to “held-to-maturity” securities; however, we believe this is a useful analysis when determining whether we have the ability to hold an investment until recovery.

In future filings we will revise the disclosures related to our investment securities to comply with the disclosure requirements of FSP FAS 115-1 and FAS 124-1 paragraph 17b.  Specifically, we will disclose as of the date of the most recent statement of financial position in narrative form the information that Management considered in reaching its conclusion that the impairments are not other than temporary, including:

•                  The nature and terms of the investments

•                  The valuation techniques used and the key assumptions

•                  The cause of the impairments and unrealized losses

•                  The number of investment positions that are in an unrealized loss position

•                  The severity and duration of the impairment and unrealized losses

•                  Other information considered by Management in reaching its conclusion that the investment is not other-than-temporarily impaired, including, for example, industry analyst reports, sector credit ratings, volatility of the security’s fair value and/or any other information

14. Income Taxes, page 30

12.                                 Comment: We see that you recorded a tax provision of $102.5 million for the second quarter of fiscal year 2009 and note that approximately $92.8 million of the provision relates to valuation allowance recorded against your deferred tax assets.  In future filings please describe the nature of the positive and negative evidence you considered in your determination that a portion of your deferred tax assets were not considered realizable and discuss how that evidence was weighted.  Also, expand the disclosures herein and in Management’s Discussion and Analysis in future filings to address the factors considered by Management in determining whether the Company’s deferred tax assets will or will not be realized.  Your future revisions should address the factors outlined in paragraphs 20 to 25 of Statement 109.

Response to Comment 12:

In future filings we will expand our disclosures regarding valuation allowances placed against our deferred tax assets.  Specifically we will:

•                  Describe the nature of the positive and negative evidence considered in determining whether or not deferred tax assets are realizable and the weighting of that evidence.  We will specifically address the factors outlined in SFAS No. 109 paragraphs 20 to 25.

•                  Discuss the basis for Management’s determination that the Company’s deferred tax assets will or will not be realized in the footnote and in Management’s Discussion and Analysis and expand our discussion in the Critical Accounting Policies and Estimates section to include a discussion of the factors Management considered when assessing whether or not the deferred tax assets would be realized.

Summary of Out of Period Adjustments

December 28, 2008

Schedule A

Issues Requiring Lookback Materiality Testing

		(Dr)/Cr
		Unrecorded				Unrecorded	Catch Up
		FY 2005	Unrecorded	Unrecorded	Unrecorded	FY 2009	FY 2009
$ Millions	Adj #	and prior	FY 2006	FY 2007	FY 2008	Q1	Q2

Stock Options - Performance condition	1	$—	$—	$—	$2.4	$(0.6)	$1.8
Excess and Obsolete Inventory Reserve	4	—	—	—	(1.9)	0.1	(1.8)
Double accrued accounts payable (URR)	2	—	0.4	0.7	3.4	0.4	4.9
[***]	3	—	—	(2.3)	—	—	(2.3)
Japan Stock Rotation	7	—	—	—	(0.4)	0.4	—
“IR ADJ” - old elimination entity from 10 years ago - writeup F.A.	5	1.1	—	—	—	—	1.1
Subtotal Pretax items		1.1	0.4	(1.6)	3.5	0.3	3.7

Tax effected (at 35%) pretax items		0.7	0.3	(1.0)	2.3	0.2	2.4

Vishay Capital Loss OCI offset	6b	—	—	(2.7)	—	—	(2.7)
Previously identified capital gain/loss/valuation allowance issues	8	—	—	0.8	(0.7)	(0.1)	—
Shanghai imputed interest	6d	(0.2)	(0.1)	—	—	—	(0.3)
Mexico Income Tax deemed dividend	6a	(0.3)	(0.7)	(0.9)	(0.8)	—	(2.7)
Lost income tax benefit on foreign stock options	6c	(0.1)	(0.1)	(0.2)	(0.2)	—	(0.6)
Subtotal income tax expense		(0.6)	(0.9)	(3.0)	(1.7)	(0.1)	(6.3)

Net Income Adjustment Required		$0.1	$(0.6)	$(4.0)	$0.6	$0.1	$(3.9)
EPS Impact				$(0.06)	$0.01	$0.00	$(0.05)

Breakdown of pretax items above
Revenue (adjustments 3 &7)					(1.0)	1.0	—
COS (adjustments 1, 2,3,4,5,7)					1.5	(0.8)	1.2
SGA (adjustments 1 & 2)					3.0	0.1	2.5
					3.5	0.3	3.7

Total impact to tax provision					(2.9)	(0.2)	(7.6)

Summary of Impact to the Financial Statements for the Out of Period Adjustments

12/28/2008

Schedule A -Continued

Issues Requiring Lookback Materiality Testing

$ Millions

Statement of Operations

	Impact if pushed back to period in which it occurred:												If correct all in current quarter
	FY 2007		Change		FY 2008		Change		Q1 2009		Change		Q2 2009		Change
	As Reported	As Adjusted	$	%	As Reported	As Adjusted	$	%	As Reported	As Adjusted	$	%	Pre-Adjustment	Post-Adjustment	$	%
Revenue	1,202.5	1,198.3	(4.2)	-0.3%	984.8	983.8	(1.0)	-0.1%	244.5	245.5	1.0	0.4%	189.8	189.8	—	0.0%
COS	(741.1)	(738.6)	2.5	-0.3%	(662.0)	(660.5)	1.5	-0.2%	(148.1)	(148.9)	(0.8)	0.5%	(126.6)	(125.4)	1.2	-0.9%
SGA	(212.1)	(212.0)	0.1	0.0%	(293.2)	(290.2)	3.0	-1.0%	(65.3)	(65.2)	0.1	-0.2%	(64.1)	(61.6)	2.5	-3.9%
Other	(112.8)	(112.8)	—	0.0%	(136.4)	(136.4)	—	0.0%	(35.8)	(35.8)	—	0.0%	(86.4)	(86.4)	—	0.0%
Pretax	136.5	134.9	(1.6)	-1.2%	(106.8)	(103.3)	3.5	-3.3%	(4.7)	(4.4)	0.3	-6.4%	(87.3)	(83.6)	3.7	-4.2%
Tax (Provision) Benefit	(63.0)	(65.4)	(2.4)	3.8%	44.2	41.3	(2.9)	-6.6%	0.3	0.1	(0.2)	-68.3%	(94.9)	(102.5)	(7.6)	8.0%
Net Income	73.5	69.5	(4.0)	-5.4%	(62.6)	(62.0)	0.6	-0.9%	(4.4)	(4.3)	0.1	-2.2%	(182.2)	(186.1)	(3.9)	2.1%

Shares	72.9	72.9	72.9		72.8	72.8	72.8		72.8	72.8	72.8		72.7	72.7	72.7
EPS	1.01	0.95	(0.05)	-5.4%	(0.86)	(0.85)	0.01	-0.9%	(0.06)	(0.06)	0.00	-2.2%	(2.51)	(2.56)	(0.05)	2.1%

Balance Sheet

	Impact if pushed back to period in which it occurred:												If correct all in current quarter
	FY 2007		Change		FY 2008		Change		Q1 2009		Change		Q2 2009		Change
	As Reported	As Adjusted	$	%	As Reported	As Adjusted	$	%	As Reported	As Adjusted	$	%	Pre-Adjustment	Post-Adjustment	$	%
Inventories	219.7	219.7		0.0%	175.9	173.5	(2.4)	-1.4%	175.9	173.6	(2.3)	-1.3%	177.3	175.5	(1.8)	-1.0%
Current assets	1,414.0	1,414.0	—	0.0%	764.8	762.4	(2.4)	-0.3%	762.2	759.9	(2.3)	-0.3%	841.1	839.3	(1.8)	-0.2%
Property, Plant & Equip.	573.2	575.3	2.1	0.4%	534.1	536.2	2.1	0.4%	502.2	504.3	2.1	0.4%	392.6	394.7	2.1	0.5%
Total assets	2,647.4	2,649.5	2.1	0.1%	1,874.9	1,874.6	(0.3)	0.0%	1,817.6	1,817.4	(0.2)	0.0%	1,573.3	1,573.6	0.3	0.0%
Accounts payable	68.4	67.3	(1.1)	-1.6%	77.7	73.2	(4.5)	-5.8%	66.3	61.4	(4.9)	-7.4%	67.4	62.5	(4.9)	-7.3%
Accrued income taxes	162.8	162.0	(0.8)	-0.5%	30.9	34.0	3.1	10.0%	30.0	33.1	3.1	10.3%	35.0	38.0	3.0	8.6%
Current liabilities	952.0	950.1	(1.9)	-0.2%	247.2	245.8	(1.4)	-0.6%	225.0	223.2	(1.8)	-0.8%	218.5	216.6	(1.9)	-0.9%
Long-term deferred tax liabilities	4.2	6.9	2.7	64.3%	4.8	10.4	5.6	116.7%	5.0	10.5	5.5	110.0%	8.4	13.9	5.5	65.5%
Deferred gain on Divestiture	116.1	118.4	2.3	2.0%	112.6	114.9	2.3	2.0%	112.9	115.2	2.3	2.0%	114.0	116.3	2.3	2.0%
Other long-term liabilities	41.9	44.1	2.2	5.3%	59.3	59.3	—	0.0%	56.3	56.3	—	0.0%	55.4	55.4	—	0.0%
Total liabilities	1,114.1	1,119.1	5.0	0.4%	424.0	430.5	6.5	1.5%	399.2	405.1	5.9	1.5%	396.3	402.2	5.9	1.5%
Capital contricuted in excess of par	958.4	958.4	—	0.0%	971.9	969.5	(2.4)	-0.2%	974.3	972.5	(1.8)	-0.2%	977.7	975.9	(1.8)	-0.2%

International Rectifier Corporation	Schedule B

Summary of Second Fiscal Quarter 2009

Adjustments Affecting Prior Periods

Stock Options

$ Thousands

			Revenue				Gross Profit				SG&A
			As	Adjustment	As	As a % of	As	Adjustment	As	As a % of	As	Adjustment	As	As a % of
			Reported	Inc/(Dec)	Adjusted	As Adjusted	Reported	Inc/(Dec)	Adjusted	As Adjusted	Reported	Inc/(Dec)	Adjusted	As Adjusted

Full Year	FY 2007		1,202,469	—	1,202,469	0.00%	461,358	—	461,358	0.00%	212,088	—	212,088	0.00%

Q1	FY 2008		266,194	—	266,194	0.00%	97,385	—	97,385	0.00%	66,806	—	66,806	0.00%

Q2	FY 2008		262,736	—	262,736	0.00%	92,053	55	92,108	0.06%	69,778	(431)	69,347	-0.62%

Q3	FY 2008		252,224	—	252,224	0.00%	66,530	29	66,559	0.04%	76,060	(630)	75,430	-0.84%

Q4	FY 2008		203,676	—	203,676	0.00%	66,855	29	66,884	0.04%	80,524	(1,233)	79,291	-1.56%

Full Year	FY 2008		984,830	—	984,830	0.00%	322,823	113	322,936	0.03%	293,168	(2,294)	290,874	-0.79%

Q1	FY 2009		244,474	—	244,474	0.00%	96,392	40	96,432	0.04%	65,309	600	65,909	0.91%

Q2	FY 2009		189,746	—	189,746	0.00%	63,555	(153)	63,402	-0.24%	53,218	1,694	54,912	3.08%

Full Year	FY 2009	(est)	756,900	—	756,900	0.00%	245,200	(113)	245,087	-0.05%	221,200	2,294	223,494	1.03%

			Pre-tax income (loss)				Effect on Net Income				Net income (loss)
			As	Adjustment	As	As a % of	Adjustment		Net Income		As	Adjustment	As	As a % of
			Reported	Inc/(Dec)	Adjusted	As Adjusted	Inc/(Dec)	Tax rate	Effect		Reported	Inc/(Dec)	Adjusted	As Adjusted

Q1	FY 2008		—	—	—	0.00%	—	41.4%	—		10,413	—	10,413	0.00%
											$0.140	$—	$0.140
Q2	FY 2008		(344)	486	142	342.25%	486	41.4%	285		313	285	598	47.64%
											$—	$0.004	$0.004
Q3	FY 2008		(35,462)	660	(34,802)	-1.90%	660	41.4%	387		(21,567)	387	(21,180)	-1.83%
											$(0.300)	$0.005	$(0.295)
Q4	FY 2008		(75,073)	1,262	(73,811)	-1.71%	1,262	41.4%	740		(51,801)	740	(51,061)	-1.45%
											$(0.710)	$0.010	$(0.700)
Full Year	FY 2008		(110,879)	2,408	(108,471)	-2.22%	2,408	41.4%	1,411		(62,643)	1,411	(61,232)	-2.30%
											$(0.860)	$0.019	$(0.841)

Q1	FY 2009		(4,724)	(560)	(5,284)	10.60%	(560)	37.0%	(353)		(4,456)	(353)	(4,809)	7.34%
											$(0.060)	$(0.005)	$(0.065)
Q2	FY 2009		(71,916)	(1,848)	(73,764)	2.51%	(1,848)	37.0%	(1,164)		(100,000)	(1,164)	(101,164)	1.15%
											$(1.376)	$(0.016)	$(1.392)
Full Year	FY 2009	(est)	(146,900)	(2,408)	(149,308)	1.61%	(2,408)	37.0%	(1,517)		(170,000)	(1,517)	(171,517)	0.88%
											$(2.338)	$(0.021)	$(2.359)

Notes:    Full Year FY 2009 includes estimate for tax provision

International Rectifier Corporation                                            Schedule C

Summary of Second Fiscal Quarter 2009

Adjustments Affecting Prior Periods

URR

$ Thousands

			Revenue				Gross Profit				SG&A
			As	Adjustment	As	As a % of	As	Adjustment	As	As a % of	As	Adjustment	As	As a % of
			Reported	Inc/(Dec)	Adjusted	As Adjusted	Reported	Inc/(Dec)	Adjusted	As Adjusted	Reported	Inc/(Dec)	Adjusted	As Adjusted

Full Year	FY 2007		1,202,469	—	1,202,469	0.00%	461,358	572	461,930	0.12%	212,088	117	212,205	0.06%

Q1	FY 2008		266,194	—	266,194	0.00%	97,385	605	97,990	0.62%	66,806	548	67,354	0.81%

Q2	FY 2008		262,736	—	262,736	0.00%	92,053	547	92,600	0.59%	69,778	34	69,812	0.05%

Q3	FY 2008		252,224	—	252,224	0.00%	66,530	1,109	67,639	1.64%	76,060	119	76,179	0.16%

Q4	FY 2008		203,676	—	203,676	0.00%	66,855	519	67,374	0.77%	80,524	56	80,580	0.07%

Full Year	FY 2008		984,830	—	984,830	0.00%	322,823	2,780	325,603	0.85%	293,168	757	293,925	0.26%

Q1	FY 2009		244,474	—	244,474	0.00%	96,392	377	96,769	0.39%	65,309	36	65,345	0.06%

Q2	FY 2009		189,746	—	189,746	0.00%	63,655	(3,936)	59,719	-6.59%	53,218	(920)	52,298	-1.76%

Full Year	FY 2009	(est)	756,900	—	756,900	0.00%	245,200	(3,559)	241,641	-1.47%	221,200	(884)	220,316	-0.40%

			Pre-tax income (loss)				Effect on Net Income				Net income (loss)
			As	Adjustment	As	As a % of	Adjustment		Net Income		As	Adjustment	As	As a % of
			Reported	Inc/(Dec)	Adjusted	As Adjusted	Inc/(Dec)	Tax rate	Effect		Reported	Inc/(Dec)	Adjusted	As Adjusted

Full Year	FY 2007		136,482	689	137,171	0.50%	689	46.2%	371		77,742	371	78,113	0.47%
											$1.070	$0.005	$1.075

Q1	FY 2008		4,032	1,153	5,185	22.24%	1,153	41.4%	676		10,413	676	11,089	6.09%
											$0.140	$0.009	$0.149
Q2	FY 2008		(344)	581	237	245.15%	581	41.4%	340		313	340	653	52.10%
											$—	$0.005	$0.005
Q3	FY 2008		(35,462)	1,128	(34,334)	-3.29%	1,128	41.4%	661		(21,567)	661	(20,906)	-3.16%
											$(0.300)	$0.009	$(0.291)
Q4	FY 2008		(75,073)	575	(74,498)	-0.77%	575	41.4%	337		(51,801)	337	(51,464)	-0.65%
											$(0.710)	$0.005	$(0.705)
Full Year	FY 2008		(106,847)	3,437	(103,410)	-3.32%	3,437	41.4%	2,014		(62,643)	2,014	(60,629)	-3.32%
											$(0.860)	$0.028	$(0.832)

Q1	FY 2009		(4,724)	413	(4,311)	-9.58%	413	37.0%	260		(4,456)	260	(4,196)	-6.20%
											$(0.060)	$0.004	$(0.056)
Q2	FY 2009		(71,916)	(4,857)	(76,773)	6.33%	(4,857)	37.0%	(3,060)		(100,000)	(3,060)	(103,060)	2.97%
											$(1.376)	$(0.042)	$(1.418)
Full Year	FY 2009	(est)	(146,900)	(4,444)	(151,344)	2.94%	(4,444)	37.0%	(2,800)		(170,000)	(2,800)	(172,800)	1.62%
											$(2.063)	$(0.039)	$(2.102)

Notes:    Full Year FY 2009 includes estimate for tax provision

International Rectifier Corporation	Schedule D
Summary of Second Fiscal Quarter 2009
Adjustments Affecting Prior Periods
[***]
$ Thousands

			Revenue							Gross Profit							SG&A
			As Reported	Adjustment Inc/(Dec)		As Adjusted		As a % of As Adjusted		As Reported	Adjustment Inc/(Dec)		As Adjusted		As a % of As Adjusted		As Reported	Adjustment Inc/(Dec)		As Adjusted		As a % of As Adjusted

Full Year	FY 2007		1,202,469	[***	]	[***	]	[***	]	461,358	[***	]	[***	]	[***	]	212,088	[***	]	[***	]	[***	]

Q1	FY 2008		266,194	[***	]	[***	]	[***	]	97,385	[***	]	[***	]	[***	]	66,806	[***	]	[***	]	[***	]

Q2	FY 2008		262,736	[***	]	[***	]	[***	]	92,053	[***	]	[***	]	[***	]	69,778	[***	]	[***	]	[***	]

Q3	FY 2008		252,224	[***	]	[***	]	[***	]	66,530	[***	]	[***	]	[***	]	76,060	[***	]	[***	]	[***	]

Q4	FY 2008		203,676	[***	]	[***	]	[***	]	66,855	[***	]	[***	]	[***	]	80,524	[***	]	[***	]	[***	]

Full Year	FY 2008		984,830	[***	]	[***	]	[***	]	322,823	[***	]	[***	]	[***	]	293,168	[***	]	[***	]	[***	]

Q1	FY 2009		244,474	[***	]	[***	]	[***	]	96,392	[***	]	[***	]	[***	]	65,309	[***	]	[***	]	[***	]

Q2	FY 2009		189,746	[***	]	[***	]	[***	]	63,655	[***	]	[***	]	[***	]	53,218	[***	]	[***	]	[***	]

Full Year	FY 2009	(est)	756,900	[***	]	[***	]	[***	]	245,200	[***	]	[***	]	[***	]	221,200	[***	]	[***	]	[***	]

			Pre-tax income (loss)							Effect on Net Income					Net income (loss)
			As Reported	Adjustment Inc/(Dec)		As Adjusted		As a % of As Adjusted		Adjustment Inc/(Dec)		Tax rate	Net Income Effect		As Reported	Adjustment Inc/(Dec)		As Adjusted		As a % of As Adjusted

Full Year	FY 2007		136,482	[***	]	[***	]	[***	]	[***	]	46.2%	[***	]	77,742	[***	]	[***	]	[***	]
															$1.070	$ [***	]	$ [***	]

Q1	FY 2008		4,032	[***	]	[***	]	[***	]	[***	]	41.4%	[***	]	10,413	[***	]	[***	]	[***	]
															$0.140	$ [***	]	$ [***	]
Q2	FY 2008		(344)	[***	]	[***	]	[***	]	[***	]	41.4%	[***	]	313	[***	]	[***	]	[***	]
															$—	$ [***	]	$ [***	]
Q3	FY 2008		(35,462)	[***	]	[***	]	[***	]	[***	]	41.4%	[***	]	(21,567)	[***	]	[***	]	[***	]
															$(0.300)	$ [***	]	$ [***	]
Q4	FY 2008		(75,073)	[***	]	[***	]	[***	]	[***	]	41.4%	[***	]	(51,801)	[***	]	[***	]	[***	]
															$(0.710)	$ [***	]	$ [***	]
Full Year	FY 2008		(106,847)	[***	]	[***	]	[***	]	[***	]	41.4%	[***	]	(62,643)	[***	]	[***	]	[***	]
															$(0.860)	$ [***	]	$ [***	]

Q1	FY 2009		(4,724)	[***	]	[***	]	[***	]	[***	]	37.0%	[***	]	(4,456)	[***	]	[***	]	[***	]
															$(0.060)	$ [***	]	$ [***	]
Q2	FY 2009		(71,916)	[***	]	[***	]	[***	]	[***	]	37.0%	[***	]	(100,000)	[***	]	[***	]	[***	]
															$(1.376)	$ [***	]	$ [***	]
Full Year	FY 2009	(est)	(146,900)	[***	]	[***	]	[***	]	[***	]	37.0%	[***	]	(170,000)	[***	]	[***	]	[***	]
															$(2.338)	$ [***	]	$ [***	]

Notes:    Full Year FY 2009 includes estimate for tax provision

International Rectifier Corporation	Schedule E
Summary of Second Fiscal Quarter 2009
Adjustments Affecting Prior Periods
Excess & Obsolete Inventory
$ Thousands

				Revenue				Gross Profit				SG&A
			As	Adjustment	As	As a % of	As	Adjustment	As	As a % of	As	Adjustment	As	As a % of
			Reported	Inc/(Dec)	Adjusted	As Adjusted	Reported	Inc/(Dec)	Adjusted	As Adjusted	Reported	Inc/(Dec)	Adjusted	As Adjusted

Full Year	FY 2007		1,202,469	—	1,202,469	0.00%	461,358	—	461,358	0.00%	212,088	—	212,088	0.00%

Q1	FY 2008		266,194	—	266,194	0.00%	97,385	—	97,385	0.00%	66,806	—	66,806	0.00%

Q2	FY 2008		262,736	—	262,736	0.00%	92,053	—	92,053	0.00%	69,778	—	69,778	0.00%

Q3	FY 2008		252,224	—	252,224	0.00%	66,530	(1,122)	65,408	0.00%	76,060	—	76,060	0.00%

Q4	FY 2008		203,676	—	203,676	0.00%	66,855	(731)	66,124	0.00%	80,524	—	80,524	0.00%

Full Year	FY 2008		984,830	—	984,830	0.00%	322,823	(1,853)	320,970	0.00%	293,168	—	293,168	0.00%

Q1	FY 2009		244,474	—	244,474	0.00%	96,392	65	96,457	0.00%	65,309	—	65,309	0.00%

Q2	FY 2009		189,746	—	189,746	0.00%	63,655	1,788	65,443	0.00%	53,218	—	53,218	0.00%

Full Year	FY 2009	(est)	756,900	—	756,900	0.00%	245,200	1,853	247,053	0.00%	221,200	—	221,200	0.00%

			Pre-tax income (loss)				Effect on Net Income			Net income (loss)
			As	Adjustment	As	As a % of	Adjustment		Net Income	As	Adjustment	As	As a % of
			Reported	Inc/(Dec)	Adjusted	As Adjusted	Inc/(Dec)	Tax rate	Effect	Reported	Inc/(Dec)	Adjusted	As Adjusted

Full Year	FY 2007		136,482	—	136,482	0.00%	—	46.2%	—	77,742	—	77,742	0.00%
										$1.070	$—	$1.070

Q1	FY 2008		4,032	—	4,032	0.00%	—	41.4%	—	10,413	—	10,413	0.00%
										$0.140	$—	$0.140
Q2	FY 2008		(344)	—	(344)	0.00%	—	41.4%	—	313	—	313	0.00%
										$—	$—	$—
Q3	FY 2008		(35,462)	(1,122)	(36,584)	3.07%	(1,122)	41.4%	(657)	(21,567)	(657)	(22,224)	2.96%
										$(0.300)	$(0.009)	$(0.309)
Q4	FY 2008		(75,073)	(731)	(75,804)	0.96%	(731)	41.4%	(428)	(51,801)	(428)	(52,229)	0.82%
										$(0.710)	$(0.006)	$(0.716)
Full Year	FY 2008		(106,847)	(1,853)	(108,700)	1.70%	(1,853)	41.4%	(1,086)	(62,643)	(1,086)	(63,729)	1.70%
										$(0.860)	$(0.015)	$(0.875)

Q1	FY 2009		(4,724)	65	(4,659)	-1.40%	65	37.0%	41	(4,456)	41	(4,415)	-0.93%
										$(0.060)	$0.001	$(0.059)
Q2	FY 2009		(71,916)	1,788	(70,128)	-2.55%	1,788	37.0%	1,126	(100,000)	1,126	(98,874)	-1.14%
										$(1.376)	$0.015	$(1.360)
Full Year	FY 2009	(est)	(146,900)	1,853	(145,047)	-1.28%	1,853	37.0%	1,167	(170,000)	1,167	(168,833)	-0.69%
										$(2.338)	$0.016	$(2.322)

Notes:    Full Year FY 2009 includes estimate for tax provision

International Rectifier Corporation	Schedule F
Summary of Second Fiscal Quarter 2009
Adjustments Affecting Prior Periods
IR Adj
$ Thousands

			Revenue				Gross Profit				SG&A
			As	Adjustment	As	As a % of	As	Adjustment	As	As a % of	As	Adjustment	As	As a % of
			Reported	Inc/(Dec)	Adjusted	As Adjusted	Reported	Inc/(Dec)	Adjusted	As Adjusted	Reported	Inc/(Dec)	Adjusted	As Adjusted

Full Year	FY 2007		1,202,469	—	1,202,469	0.00%	461,358	—	461,358	0.00%	212,088	—	212,088	0.00%

Q1	FY 2008		266,194	—	266,194	0.00%	97,385	—	97,385	0.00%	66,806	—	66,806	0.00%

Q2	FY 2008		262,736	—	262,736	0.00%	92,053	—	92,053	0.00%	69,778	—	69,778	0.00%

Q3	FY 2008		252,224	—	252,224	0.00%	66,530	—	66,530	0.00%	76,060	—	76,060	0.00%

Q4	FY 2008		203,676	—	203,676	0.00%	66,855	—	66,855	0.00%	80,524	—	80,524	0.00%

Full Year	FY 2008		984,830	—	984,830	0.00%	322,823	—	322,823	0.00%	293,168	—	293,168	0.00%

Q1	FY 2009		244,474	—	244,474	0.00%	96,392	—	96,392	0.00%	65,309	—	65,309	0.00%

Q2	FY 2009		189,746	—	189,746	0.00%	63,655	(1,193)	62,462	-1.91%	53,218	—	53,218	0.00%

Full Year	FY 2009	(est)	756,900	—	756,900	0.00%	245,200	(1,193)	244,007	-0.49%	221,200	—	221,200	0.00%

			Pre-tax income (loss)				Effect on Net Income				Net income (loss)
			As	Adjustment	As	As a % of	Adjustment		Net Income		As	Adjustment	As	As a % of
			Reported	Inc/(Dec)	Adjusted	As Adjusted	Inc/(Dec)	Tax rate	Effect		Reported	Inc/(Dec)	Adjusted	As Adjusted

Full Year	FY 2007		136,482	—	136,482	0.00%	—	46.2%	—		77,742	—	77,742	0.00%
											$1.070	$—	$1.070

Q1	FY 2008		4,032	—	4,032	0.00%	—	41.4%	—		10,413	—	10,413	0.00%
											$0.140	$—	$0.140
Q2	FY 2008		(344)	—	(344)	0.00%	—	41.4%	—		313	—	313	0.00%
											$—	$—	$—
Q3	FY 2008		(35,462)	—	(35,462)	0.00%	—	41.4%	—		(21,567)	—	(21,567)	0.00%
											$(0.300)	$—	$(0.300)
Q4	FY 2008		(75,073)	—	(75,073)	0.00%	—	41.4%	—		(51,801)	—	(51,801)	0.00%
											$(0.710)	$—	$(0.710)
Full Year	FY 2008		(106,847)	—	(106,847)	0.00%	—	41.4%	—		(62,643)	—	(62,643)	0.00%
											$(0.860)	$—	$(0.860)

Q1	FY 2009		(4,724)	—	(4,724)	0.00%	—	37.0%	—		(4,456)	—	(4,456)	0.00%
											$(0.060)	$—	$(0.060)
Q2	FY 2009		(71,916)	(1,193)	(73,109)	1.63%	(1,193)	37.0%	(752)		(100,000)	(752)	(100,752)	0.75%
											$(1.376)	$(0.010)	$(1.386)
Full Year	FY 2009	(est)	(146,900)	(1,193)	(148,093)	0.81%	(1,193)	37.0%	(752)		(170,000)	(752)	(170,752)	0.44%
											$(2.338)	$(0.010)	$(2.349)

Notes:     Full Year FY 2009 includes estimate for tax provision

International Rectifier Corporation	Schedule G
Summary of Second Fiscal Quarter 2009
Adjustments Affecting Prior Periods
Tax Matters
$ Thousands

					Revenue				Gross Profit				SG&A
				As	Adjustment	As	As a % of	As	Adjustment	As	As a % of	As	Adjustment	As	As a % of
				Reported	Inc/(Dec)	Adjusted	As Adjusted	Reported	Inc/(Dec)	Adjusted	As Adjusted	Reported	Inc/(Dec)	Adjusted	As Adjusted

Full Year	FY 2007			1,202,469	—	1,202,469	0.00%	461,358	—	461,358	0.00%	212,088	—	212,088	0.00%

Q1	FY 2008			266,194	—	266,194	0.00%	97,385	—	97,385	0.00%	66,806	—	66,806	0.00%

Q2	FY 2008			262,736	—	262,736	0.00%	92,053	—	92,053	0.00%	69,778	—	69,778	0.00%

Q3	FY 2008			252,224	—	252,224	0.00%	66,530	—	66,530	0.00%	76,060	—	76,060	0.00%

Q4	FY 2008			203,676	—	203,676	0.00%	66,855	—	66,855	0.00%	80,524	—	80,524	0.00%

Full Year	FY 2008			984,830	—	984,830	0.00%	322,823	—	322,823	0.00%	293,168	—	293,168	0.00%

Q1	FY 2009			244,474	—	244,474	0.00%	96,392	—	96,392	0.00%	65,309	—	65,309	0.00%

Q2	FY 2009			189,746	—	189,746	0.00%	63,655	—	63,655	0.00%	53,218	—	53,218	0.00%

Full Year	FY 2009	(est	)	756,900	—	756,900	0.00%	245,200	—	245,200	0.00%	221,200	—	221,200	0.00%

					Pre-tax income (loss)			Effect on Net Income				Net income (loss)
				As	Adjustment	As	As a % of	Adjustment		Net Income	As	Adjustment	As	As a % of
				Reported	Inc/(Dec)	Adjusted	As Adjusted	Inc/(Dec)	Tax rate	Effect	Reported	Inc/(Dec)	Adjusted	As Adjusted

Full Year	FY 2007			136,482	—	136,482	0.00%	—	46.2%	(3,863)	77,742	(3,863)	73,879	-5.23%
											$1.070	$(0.053)	$1.017

Q1	FY 2008			4,032	—	4,032	0.00%	—	41.4%	(217)	10,413	(217)	10,196	-2.13%
											$0.140	$(0.003)	$0.137
Q2	FY 2008			(344)	—	(344)	0.00%	—	41.4%	(217)	313	(217)	96	-226.04%
											$—	$(0.003)	$(0.003)
Q3	FY 2008			(35,462)	—	(35,462)	0.00%	—	41.4%	(217)	(21,567)	(217)	(21,784)	1.00%
											$(0.300)	$(0.003)	$(0.303)
Q4	FY 2008			(75,073)	—	(75,073)	0.00%	—	41.4%	(400)	(51,801)	(400)	(52,201)	0.77%
											$(0.710)	$(0.005)	$(0.715)
Full Year	FY 2008			(106,847)	—	(106,847)	0.00%	—	41.4%	(1,051)	(62,643)	(1,051)	(63,694)	1.65%
											$(0.860)	$(0.014)	$(0.874)

Q1	FY 2009			(4,724)	—	(4,724)	0.00%	—	37.0%	—	(4,456)	—	(4,456)	0.00%
											$(0.060)	$—	$(0.060)
Q2	FY 2009			(71,916)	—	(71,916)	0.00%	—	37.0%	6,325	(100,000)	6,325	(93,675)	-6.75%
											$(1.376)	$0.087	$(1.289)
Full Year	FY 2009	(est	)	(146,900)	—	(146,900)	0.00%	—	37.0%	—	(170,000)	—	(170,000)	0.00%
											$(2.338)	$—	$(2.338)